Exhibit (a)(5)(G)
ACER INC. ANNOUNCES EXTENSION OF TENDER OFFER FOR GATEWAY, INC.
ALLOWING THE COMMITTEE ON FOREIGN INVESTMENT IN THE U.S. TO COMPLETE ITS REVIEW PROCESS
Taipei, Taiwan — October 2, 2007 — Acer Inc. (TWSE: 2353; LSE: AM50), announced today that it is extending its previously announced tender offer for all outstanding shares of Gateway, Inc. (NYSE: GTW) until 5:00 p.m., New York City time, on Wednesday, October 10, 2007. The tender offer is being extended to allow the Committee on Foreign Investment in the United States to complete its review process under the Exon-Florio Amendment to the Defense Production Act of 1950, as amended. Completion of this review process is a condition to the consummation of the tender offer.
As previously announced, on September 4, 2007, Acer’s wholly owned subsidiary, Galaxy Acquisition Corp., commenced a tender offer for all of the outstanding shares of common stock, including the associated preferred stock purchase rights, of Gateway at a purchase price of $1.90 per share in cash, pursuant to a merger agreement among Acer, Galaxy Acquisition Corp. and Gateway.
As of 12:00 midnight, New York City time, on Monday, October 1, 2007, an aggregate of approximately 307,072,353 shares of Gateway (including 16,778,002 shares tendered under guaranteed delivery procedures), which represents approximately 80.68 percent of Gateway’s outstanding common stock on a fully diluted basis, had been tendered into, and not withdrawn from, the tender offer.
Contacts:

Cynthia Hiponia
The Blueshirt Group for Acer
San Francisco, CA
Tel: 415-217-4966
Fax: 415-217-7721
Cynthia@blueshirtgroup.com
Stella T.H. Chou, Henry Wang
PR, Branding Division
8F, 88, Sec.1, Hsin Tai Wu Rd., Hsichih,
Taipei Hsien 221, Taiwan, R.O.C.
Tel: +886-2-8691-3204/1046
Fax: +886-2-8691-3262
Stella_th_chou@Acer.com.tw
Henrywang@Acer.com.tw
Legal Statements
This announcement is for informational purposes only and is not an offer to purchase securities or a solicitation of an offer to sell securities. The solicitation and the offer are being made solely by the Offer to Purchase and the related Letter of Transmittal. The Offer to Purchase dated September 4, 2007, the Letter of Transmittal and related materials may be obtained free of charge by directing such requests to the information agent for the Offer, D.F. King & Co., Inc., 48 Wall Street, New York, New York 10005, or by calling D.F. King & Co., Inc. toll free: (800) 290-6427.
Investors and stockholders of Gateway are urged to read the Tender Offer Statement on Schedule TO, the Offer to Purchase and any other documents relating to the Offer that are filed with the United States Securities and Exchange Commission (“SEC”) because they contain important information, including the various terms of, and conditions to, the tender offer. Investors and stockholders of Gateway may obtain these and other documents filed by Acer, Galaxy Acquisition Corp. and Gateway for free from the SEC’s web site at http://www.sec.gov.
About Acer
Acer ranks as the world’s No. 4 branded PC vendor, designing easy, dependable IT solutions that empower people to reach their goals and enhance their lives. Since spinning-off its manufacturing operation, Acer has focused on globally marketing its brand-name products: mobile and desktop PCs, servers and storage, LCD monitors and high-definition TVs, projectors, and handheld/navigational devices. Acer’s unique Channel Business Model is instrumental to the company’s continued success. The model encourages partners and suppliers to collaborate in a winning formula of supply-chain management, allowing Acer to provide customers with fresh technologies, competitive pricing, and quality service. Established in 1976, Acer Inc. employs 5,300 people supporting dealers and distributors in more than 100 countries. Revenues in 2006 reached US$11.32 billion.